As filed with the Securities and Exchange Commission on October 17, 2016

Securities Act File No. 333-199777

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 6 to

Form N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FS ENERGY AND POWER FUND

(Exact name of registrant as specified in charter)

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Address and telephone number, including area code, of principal executive offices)

Michael C. Forman

FS Energy and Power Fund

201 Rouse Boulevard

Philadelphia, PA 19112

(Name and address of agent for service)

COPIES TO:

James A. Lebovitz, Esq.	Rosemarie A. Thurston, Esq.
David J. Harris, Esq.	Martin H. Dozier, Esq.
Dechert LLP	Alston & Bird LLP
Cira Centre	1201 West Peachtree Street
2929 Arch Street	Atlanta, GA 30309-3424
Philadelphia, PA 19104	Tel: (404) 881-7000
Tel: (215) 994-4000	Fax: (404) 253-8447
Fax: (215) 994-2222

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-199777) of FS Energy and Power Fund (as amended, supplemented or modified, the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing Exhibits (e)(2), (k)(35), (k)(42), (k)(45) and (k)(51) to the Registration Statement. No changes have been made to Part A, Part B or Part C of the Registration Statement, other than Item 25(2) of Part C as set forth below. Accordingly, this Post-Effective Amendment No. 6 consists only of the facing page, this explanatory note and Item 25(2) of the Registration Statement setting forth the exhibits to the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 6 shall become effective immediately upon filing with the U.S. Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25. Financial Statements and Exhibits

(2)        Exhibits

(a)	Third Amended and Restated Declaration of Trust of the Registrant. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on March 13, 2012.)
(b)	Amended and Restated Bylaws of the Registrant. (Incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on March 13, 2012.)
(d)

Form of Subscription Agreement. (Incorporated by reference to Appendix A filed with the Registrant’s final prospectus filed on July 6, 2016 with the Securities and Exchange Commission pursuant to Rule 497 of the Securities Act of 1933, as amended.)

(e)(1)	Amended and Restated Distribution Reinvestment Plan of the Registrant. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on November 14, 2011.)
(e)(2)	Second Amended and Restated Distribution Reinvestment Plan of the Registrant. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on October 17, 2016.)
(g)(1)

Investment Advisory and Administrative Services Agreement, dated as of April 28, 2011, by and between the Registrant and FS Investment Advisor, LLC. (Incorporated by reference to Exhibit (g)(1) filed with Amendment No. 3 to the Registrant’s registration statement on Form N-2 (File No. 333-169679) filed on May 6, 2011.)

(g)(2)

Amendment No. 1, dated as of August 10, 2012, to Investment Advisory and Administrative Services Agreement, dated as of April 28, 2011, by and between the Registrant and FS Investment Advisor, LLC. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2012.)

(g)(3)

Investment Sub-advisory Agreement, dated as of April 28, 2011, by and between FS Investment Advisor, LLC and GSO Capital Partners LP. (Incorporated by reference to Exhibit (g)(2) filed with Amendment No. 3 to the Registrant’s registration statement on Form N-2 (File No. 333-169679) filed on May 6, 2011.)

(h)(1)

Dealer Manager Agreement, dated as of April 28, 2011, by and between the Registrant and FS2 Capital Partners, LLC. (Incorporated by reference to Exhibit (h)(1) filed with Amendment No. 3 to the Registrant’s registration statement on Form N-2 (File No. 333-169679) filed on May 6, 2011.)

(h)(2)

Form of Follow-On Dealer Manager Agreement by and among the Registrant, FS Investment Advisor, LLC and FS2 Capital Partners, LLC. (Incorporated by reference to Exhibit (h)(2) filed with Pre-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-2 (File No. 333-184407) filed on May 10, 2013.)

(h)(3)

2014 Follow-On Dealer Manager Agreement, dated as of January 7, 2015, by and among the Registrant, FS Investment Advisor, LLC and FS2 Capital Partners, LLC. (Incorporated by reference to Exhibit (h)(3) filed with Post-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-2 (File No. 333-199777) filed on April 1, 2015.)

(h)(4)

Form of Selected Dealer Agreement (Included as Appendix A to the Dealer Manager Agreement). (Incorporated by reference to Exhibit (h)(1) filed with Amendment No. 3 to the Registrant’s registration statement on Form N-2 (File No. 333-169679) filed on May 6, 2011.)

(h)(5)

Form of 2014 Follow-On Selected Dealer Agreement. (Incorporated by reference to Exhibit (h)(5) filed with the Registrant’s registration statement on Form N-2 (File No. 333-199777) filed on October 31, 2014.)

(j)

Custodian Agreement, dated as of November 14, 2011, by and between State Street Bank and Trust Company and the Registrant. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q filed on November 14, 2011.)

(k)(1)

Escrow Agreement, dated as of March 29, 2011, by and between the Registrant and UMB Bank, N.A. (Incorporated by reference to Exhibit (k) filed with Amendment No. 3 to the Registrant’s registration statement on Form N-2 (File No. 333-169679) filed on May 6, 2011.)

(k)(2)

Credit Agreement, dated as of June 24, 2011, by and among FSEP Term Funding, LLC, Deutsche Bank AG, New York Branch, and the other lenders party thereto. (Incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q filed on June 27, 2011.)

(k)(3)

First Amendment to Credit Agreement, dated as of May 30, 2012, by and among FSEP Term Funding, LLC, Deutsche Bank AG, New York Branch, and the other lenders party thereto. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on May 30, 2012.)

(k)(4)

Second Amendment to Credit Agreement, dated as of August 28, 2012, by and among FSEP Term Funding, LLC, Deutsche Bank AG, New York Branch, and the other lenders party thereto. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on August 30, 2012.)

(k)(5)

Third Amendment to Credit Agreement, dated as of October 18, 2012, by and among FSEP Term Funding, LLC, Deutsche Bank AG, New York Branch, and the other lenders party thereto. (Incorporated by reference to Exhibit 10.1 to the

Registrant’s Current Report on Form 8-K filed on October 18, 2012.)
(k)(6)

Fourth Amendment to Credit Agreement, dated as of June 24, 2013, by and among FSEP Term Funding, LLC and Deutsche Bank AG, New York Branch. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on June 25, 2013.)

(k)(7)

Amended and Restated Credit Agreement, dated as of June 11, 2014, by and among FSEP Term Funding, LLC and Deutsche Bank AG, New York Branch. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on June 17, 2014.)

(k)(8)

First Amendment to Amended and Restated Credit Agreement, dated as of June 11, 2015, by and among FSEP Term Funding, LLC and Deutsche Bank AG, New York Branch. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on June 15, 2015.)

(k)(9)

Second Amendment to Amended and Restated Credit Agreement, dated as of June 10, 2016, by and among FSEP Term Funding, LLC, as borrower, Deutsche Bank AG, New York Branch, as administrative agent and a lender, and the other lenders party thereto. (Incorporated by reference to Exhibit 10.1 1 to the Registrant’s Current Report on Form 8-K filed on June 16, 2016.)

(k)(10)

Asset Contribution Agreement, dated as of June 24, 2011, by and between the Registrant and FSEP Term Funding, LLC. (Incorporated by reference to Exhibit 10.8 to the Registrant’s Quarterly Report on Form 10-Q filed on June 27, 2011.)

(k)(11)

Investment Management Agreement, dated as of June 24, 2011, by and between the Registrant and FSEP Term Funding, LLC. (Incorporated by reference to Exhibit 10.9 to the Registrant’s Quarterly Report on Form 10-Q filed on June 27, 2011.)

(k)(12)

Security Agreement, dated as of June 24, 2011, by and between FSEP Term Funding, LLC and Deutsche Bank AG, New York Branch. (Incorporated by reference to Exhibit 10.10 to the Registrant’s Quarterly Report on Form 10-Q filed on June 27, 2011.)

(k)(13)

Amended and Restated Expense Support and Conditional Reimbursement Agreement, dated as of May 16, 2013, by and between the Registrant and Franklin Square Holdings, L.P. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on May 17, 2013.)

(k)(14)

ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, each dated as of August 11, 2011, by and between EP Investments LLC and Citibank, N.A. (Incorporated by reference to Exhibit 10.11 to the Registrant’s Quarterly Report on Form 10-Q filed on August 15, 2011.)

(k)(15)

Termination and Release Acknowledgment, dated as of May 11, 2012, by Citibank N.A. in favor of the Registrant. (Incorporated by reference to Exhibit 10.15 to the Registrant’s Quarterly Report on Form 10-Q filed on May 15, 2012.)

(k)(16)

Amendment Agreement, dated as of May 11, 2012, to the ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, by and between EP Investments LLC and Citibank, N.A. (Incorporated by reference to Exhibit 10.16 to the Registrant’s Quarterly Report on Form 10-Q filed on May 15, 2012.)

(k)(17)

Amended and Restated Confirmation Letter Agreement, dated as of May 11, 2012, by and between EP Investments LLC and Citibank, N.A. (Incorporated by reference to Exhibit 10.17 to the Registrant’s Quarterly Report on Form 10-Q filed on May 15, 2012.)

(k)(18)

Amended and Restated Confirmation Letter Agreement, dated as of October 11, 2012, by and between EP Investments LLC and Citibank, N.A. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on October 12, 2012.)

(k)(19)

Termination Acknowledgment (TRS), dated as of May 24, 2013, by and between EP Investments LLC and Citibank, N.A. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on May 31, 2013.)

(k)(20)

Loan Agreement, dated as of May 24, 2013, by and among EP Funding LLC, the financial institutions and other lenders from time to time party thereto and Citibank, N.A., as administrative agent. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on May 29, 2013.)

(k)(21)

Account Control Agreement, dated as of May 24, 2013, by and among EP Funding LLC, Citibank, N.A. and Virtus Group, LP. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on May 29, 2013.)

(k)(22)

Security Agreement, dated as of May 24, 2013, by and between EP Funding LLC and Citibank, N.A. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on May 29, 2013.)

(k)(23)

Investment Management Agreement, dated as of May 24, 2013, by and between the Registrant and EP Funding LLC. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on May 29, 2013.)

(k)(24)

Credit Agreement, dated as of July 11, 2013, by and among Energy Funding LLC, Natixis, New York Branch, Wells Fargo Bank, National Association, and the other lenders from time to time party thereto. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on July 16, 2013.)

(k)(25)

Securities Account Control Agreement, dated as of July 11, 2013, by and between Energy Funding LLC and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on July 16, 2013.)

(k)(26)

Collateral Management Agreement, dated as of July 11, 2013, by and between the Registrant and Energy Funding LLC. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on July 16, 2013.)

(k)(27)

Committed Facility Agreement, dated as of December 11, 2013, by and between Berwyn Funding LLC and BNP Paribas Prime Brokerage, Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on

December 17, 2013.)
(k)(28)

First Amendment Agreement, dated as of August 18, 2014, between BNP Paribas Prime Brokerage, Inc., on behalf of itself and as agent for the BNPP Entities, and Berwyn Funding LLC. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on August 21, 2014.)

(k)(29)

Fifth Amendment to the Committed Facility Agreement, dated as of May 4, 2016 by and between Berwyn Funding LLC and BNP Paribas Prime Brokerage, Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on May 4, 2016.)

(k)(30)

U.S. PB Agreement, dated as of December 11, 2013, by and between Berwyn Funding LLC and BNP Paribas Prime Brokerage, Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on December 17, 2013.)

(k)(31)

First Amendment to the U.S. PB Agreement, dated as of May 4, 2016, by and between Berwyn Funding LLC and BNP Paribas Prime Brokerage, Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on May 4, 2016.)

(k)(32)

Special Custody and Pledge Agreement, dated as of December 11, 2013, by and between Berwyn Funding LLC, BNP Paribas Prime Brokerage, Inc. and State Street Bank and Trust Company. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on December 17, 2013.)

(k)(33)

Investment Management Agreement, dated as of December 11, 2013, by and between the Registrant and Berwyn Funding LLC. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on December 17, 2013.)

(k)(34)

Loan and Servicing Agreement, dated as of September 9, 2014, among Wayne Funding LLC, as borrower, Wells Fargo Securities, LLC, as administrative agent, Wells Fargo Bank, National Association, as collateral agent, account bank and collateral custodian, and the other lenders and lender agents from time to time party thereto. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on September 15, 2014.)

(k)(35)

First Amendment to the Loan and Servicing Agreement, dated as of October 13, 2016, among Wayne Funding LLC, as Borrower, Wells Fargo Securities, LLC, as Administrative Agent, Wells Fargo Bank, National Association, as institutional lender, and Wells Fargo Bank, National Association, as collateral agent, account bank and collateral custodian. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on October 14, 2016.)

(k)(36)

Purchase and Sale Agreement, dated as of September 9, 2014, by and between Wayne Funding LLC, as purchaser, and the Registrant, as seller. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on September 15, 2014.)

(k)(37)

Collateral Management Agreement, dated as of September 9, 2014, by and between Wayne Funding LLC and the Registrant, as collateral manager. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on September 15, 2014.)

(k)(38)

Securities Account Control Agreement, dated as of September 9, 2014, by and among Wayne Funding LLC, as pledgor, Wells Fargo Bank, National Association, as collateral agent, and Wells Fargo Bank, National Association, as securities intermediary. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on September 15, 2014.)

(k)(39)

Amended and Restated Sale and Contribution Agreement, dated as of September 11, 2014, by and between the Registrant and Gladwyne Funding LLC. (Incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on September 15, 2014.)

(k)(40)

Indenture, dated as of September 11, 2014, by and between Gladwyne Funding LLC and Citibank, N.A., as trustee. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed on September 15, 2014.)

(k)(41)

First Supplemental Indenture, dated as of December 15, 2014, by and between Gladwyne Funding LLC and Citibank, N.A., as trustee. (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on December 19, 2014.)

(k)(42)

Second Supplemental Indenture, dated as of September 21, 2016, by and between Gladwyne Funding LLC and Citibank, N.A., as trustee. (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on September 22, 2016.)

(k)(43)	Gladwyne Funding LLC Floating Rate Notes due 2024. (Incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K filed on September 15, 2014.)
(k)(44)

September 1996 Version Master Repurchase Agreement between Goldman Sachs Bank USA and Strafford Funding LLC, together with the related Annex and Master Confirmation thereto, each dated as of September 11, 2014. (Incorporated by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 8-K filed on September 15, 2014.)

(k)(45)

Amended and Restated September 1996 Version Master Repurchase Agreement between Goldman Sachs Bank USA and Strafford Funding LLC, dated as of September 21, 2016. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on September 22, 2016.)

(k)(46)

Revolving Credit Agreement, dated as of September 11, 2014, by and between the Registrant and Strafford Funding LLC. (Incorporated by reference to Exhibit 10.9 to the Registrant’s Current Report on Form 8-K filed on September 15, 2014.)

(k)(47)	Amended and Restated Revolving Credit Agreement, dated as of December 15, 2014, by and between the Registrant and

Strafford Funding LLC. (Incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed on December 19, 2014.)
(k)(48)

Amended and Restated Investment Management Agreement, dated as of September 11, 2014, by and between Gladwyne Funding LLC and the Registrant. (Incorporated by reference to Exhibit 10.10 to the Registrant’s Current Report on Form 8-K filed on September 15, 2014.)

(k)(49)

Collateral Administration Agreement, dated as of September 11, 2014, by and among Gladwyne Funding LLC, the Registrant and Virtus Group, LP. (Incorporated by reference to Exhibit 10.11 to the Registrant’s Current Report on Form 8-K filed on September 15, 2014.)

(k)(50)

Amended and Restated Master Confirmation, dated as of December 15, 2014, by and between Goldman Sachs Bank USA and Strafford Funding LLC. (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed on December 19, 2014.)

(k)(51)

Second Amended and Restated Master Confirmation, dated as of September 21, 2016, by and between Goldman Sachs Bank USA and Strafford Funding LLC. (Incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed on September 22, 2016.)

(k)(52)

Term Loan and Security Agreement, dated as of November 6, 2015, by and among Foxfields Funding LLC, Fortress Credit Co LLC, as administrative agent, the lenders from time to time party thereto and the other loan parties from time to time party thereto.(Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on November 12, 2015.)

(k)(53)

First Amendment to Term Loan and Security Agreement, dated as of November 25, 2015, by and among Foxfields Funding LLC, Fortress Credit Co LLC, as administrative agent, the lenders signatory thereto. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 1, 2015.)

(k)(54)

Contribution Agreement, dated as of November 6, 2015, by and between the Registrant and Foxfields Funding LLC. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on November 12, 2015.)

(k)(55)

Investment Management Agreement, dated as of November 6, 2015, by and between the Registrant and Foxfields Funding LLC. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on November 12, 2015.)

(k)(56)

Securities Account Control Agreement, dated as of November 6, 2015, by and among Foxfields Funding LLC, Fortress Credit Co LLC, as administrative agent and State Street Bank and Trust Company. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on November 12, 2015.)

(k)(57)

Guaranty, dated as of November 6, 2015, by and between the Registrant and Fortress Credit Co LLC. (Incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on November 12, 2015.)

(k)(58)

Pledge Agreement, dated as of November 6, 2015, by and between the Registrant and Fortress Credit Co LLC. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed on November 12, 2015.)

(k)(59)

Senior Secured Revolving Credit Agreement, dated as of May 18, 2016, by and among Bryn Mawr Funding LLC, Barclays Bank PLC, as administrative agent, and the lenders from time to time party thereto. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on May 18, 2016.)

(k)(60)

Contribution Agreement, dated as of May 18, 2016, by and between the Registrant and Bryn Mawr Funding LLC. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on May 18, 2016.)

(k)(61)

Investment Management Agreement, dated as of May 18, 2016, by and between the Registrant and Bryn Mawr Funding LLC. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on May 18, 2016.)

(k)(62)

Control Agreement, dated as of May 18, 2016, by and among Bryn Mawr Funding LLC, Barclays Bank PLC, as collateral agent, and State Street Bank and Trust Company, as custodian. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on May 18, 2016.)

(k)(63)

Guaranty, dated as of May 18, 2016, by and between the Registrant and Barclays Bank PLC, as collateral agent. (Incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on May 18, 2016.)

(k)(64)

Pledge Agreement, dated as of May 18, 2016, by and between the Registrant and Barclays Bank PLC, as collateral agent. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed on May 18, 2016.)

(k)(65)

Guarantee, Pledge and Security Agreement, dated as of May 18, 2016, by and among Bryn Mawr Funding LLC, any subsidiary guarantors from time to time party thereto, Barclays Bank PLC, as revolving administrative agent, and Barclays Bank PLC, as collateral agent. (Incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K filed on May 18, 2016.)

(l)

Opinion of Richards, Layton & Finger, P.A. (Incorporated by reference to Exhibit (l) to Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-2 (File No. 333-199777) filed on December 12, 2014.)

(n)(1)	Consent of Richards, Layton & Finger, P.A. (Incorporated by reference to Exhibit (l) hereto.)
(n)(2)

Consent of McGladrey LLP. (Incorporated by reference to Exhibit (n)(2) to Post-Effective Amendment No. 4 to the Registrant’s registration statement on Form N-2 (File No. 333-199777) filed on April 28, 2016.)

(r)(1)	Code of Ethics of the Registrant. (Incorporated by reference to Exhibit 14.1 to the Registrant’s Current Report on Form 8-K filed on August 9, 2016.)
(r)(2)

Code of Ethics of FS Investment Advisor, LLC. (Incorporated by reference to Exhibit (r)(2) filed with Post Effective Amendment No. 5 to the Registrant’s registration statement on Form N-2 (File No. 333-199777) filed on August 10, 2016.)

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, and Commonwealth of Pennsylvania, on the 17th day of October, 2016.

FS ENERGY AND POWER FUND

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Michael C. Forman	President and Chief Executive Officer and	October 17, 2016
Michael C. Forman	Director (Principal executive officer)

/s/ Edward T. Gallivan, Jr.	Chief Financial Officer	October 17, 2016
Edward T. Gallivan, Jr.	(Principal financial and accounting officer)

*	Trustee	October 17, 2016
David J. Adelman

*	Trustee	October 17, 2016
Sidney R. Brown

*	Trustee	October 17, 2016
Gregory P. Chandler

*	Trustee	October 17, 2016
Richard I. Goldstein

*	Trustee	October 17, 2016
Thomas J. Gravina

*	Trustee	October 17, 2016
Michael J. Heller

*	Trustee	October 17, 2016
Charles P. Pizzi

*	Trustee	October 17, 2016
Richard W. Vague

*	Trustee	October 17, 2016
R. Richard Williams

*By:	/s/ Michael C. Forman
Attorney-in-fact